UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

LeMaitre Vascular, Inc.

(Exact Name of Registrant as Specified in Charter)

DELAWARE	001-33092	04-2825458
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

63 Second Avenue, Burlington, MA	01803
(Address of Principal Executive Offices)	(Zip Code)

Trent G. Kamke	781-221-2266
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

LeMaitre Vascular, Inc. (the “Company” or “we”) conducted an evaluation of its product lines and determined that certain products manufactured, or contracted to be manufactured, by it contain conflict minerals, which are defined by paragraph (d)(3) of Item 1.01 of Form SD as columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten.

Conflict Minerals Disclosure

This report for the year ended December 31, 2017 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).

Products Overview

The Company develops, manufactures, processes and markets medical devices and implants for the treatment of peripheral vascular disease. We evaluated our product lines for the presence of conflict minerals and determined that a limited number contain conflict minerals necessary to the functionality or production of the product as described further below.

Reasonable Country of Origin Inquiry (RCOI)

We conducted an analysis of our products subject to the Rule and found that “conflict minerals,” as defined by the SEC, can be found in isolated components of our radiopaque tape, our cholangiogram catheters and our powered phlebectomy devices (the “Products”).

We then identified and contacted the three suppliers that provide the materials used in the isolated components of our radiopaque tape and our cholangiogram catheters and the supplier of our powered phlebectomy devices. The suppliers demonstrated familiarity with the requirements of the Rule and confirmed that they conducted due diligence into their supply chains. We requested that the suppliers provide to us representations or reports regarding the source of the conflict minerals or components containing conflict minerals supplied to us by them.

RCOI Results

Three suppliers confirmed that no conflict minerals were sourced from the Democratic Republic of the Congo or an adjoining country or that they had reasonable confidence that no conflict minerals were sourced from the Democratic Republic of the Congo or an adjoining country. One other supplier indicated that two smelters in their supply chain sourced conflict minerals from the Democratic Republic of the Congo or an adjoining country but that both smelters conformed with the Responsible Minerals Assurance Process assessment protocols, which seek to provide assurance that the smelters within a supply chain use responsible sourcing practices and systems. We have relied on our supplier’s responses to provide us with information about the conflict minerals contained in the components or Products supplied to us and we did not identify any warning signs or have a basis to believe their representations or reports were untrue.

A copy of the disclosure contained in this Form SD is publicly available at: http://lemaitre.gcs-web.com/corporate-governance/governance-overview under the heading entitled “Conflict Minerals Disclosure.”

Item 1.02 Exhibit

None.

Section 2 Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LeMaitre Vascular, Inc.

(Registrant)

By	/s/ Trent G. Kamke
Name:	Trent G. Kamke
Title:	Senior Vice President, Operations

Date: May 31, 2018